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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NUMBER 2
                                       TO
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       AUDIO COMMUNICATIONS NETWORK, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   0506E 10 6
                                 (CUSIP NUMBER)

                                  A.J. SCHELL
                       AUDIO COMMUNICATIONS NETWORK, INC.
                                100 LEGION PLACE
                                   SUITE 1515
                             ORLANDO, FLORIDA 32801
                                 (407) 649-8877
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 30, 1997
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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CUSIP No. 0506E 10 6
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   1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
       Persons

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   2)  Check the Appropriate Box if a Member of a Group (see Instructions)
       (a)
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       (b)
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   3)  SEC USE Only

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   4)  Source of Funds (See Instructions)

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   5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)
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   6)  Citizenship or Place of Organization

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  Number of    (7)  Sole Voting Power..........................
Shares Bene-        .....................30,000................................
  ficially     ----------------------------------------------------------------
  Owned by     (8)  Shared Voting Power........................
Each Report-                                0
 ing Person    ----------------------------------------------------------------
    With       (9)  Sole Dispositive Power.....................
                                              30,000
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               (10)  Shared Dispositive Power..................
                                                 0
               ----------------------------------------------------------------

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   11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       ...................................... 30,000 ..........................
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   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions).......................
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   13)  Percent of Class Represented by Amount in Row (11)
                                                0.7%
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   14)  Type of Reporting Person (See Instructions)

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

Item 1.  Security and Subject Company


      The title of the class of securities to which this statement relates is the Common Stock, par value $.25 per share, of Audio Communications Network, Inc. ("Audio Common Stock").

      The name of the issuer of the securities is Audio Communications Network, Inc. (the "Company"). The address of the principal executive offices of the issuer of the securities is 1000 Legion Place, Suite 1515, Orlando, Florida 32801.


Item 2.  Identity and Background


1.  Name:  A.J. Schell
2.  Business Address:  1000 Legion Place, Suite 1515, Orlando, Florida 32801

3. Present Principal Occupation and Present Business Address of Corporation at which Employment is Conducted: Chairman of the Board of Directors of Audio Communications Network, Inc., 1000 Legion Place, Suite 1515, Orlando, Florida 32801

4.  Criminal Proceedings during the last five years:  None
5.  Security Proceedings during the last five years:  None
6.  Citizenship:  United States of America


Item 3.  Source and Amount of Funds or Other Consideration.


      Not applicable.


Item 4.  Purpose of Transaction.


      Not applicable


Item 5.  Interest in Securities of the Issuer.


      (a) 30,000 shares of Common Stock, which represent 0.7% of the 4,433,191 shares of common stock outstanding as of May 30, 1997. All of such 30,000 shares are in respect of options which have not yet been exercised but which are currently exercisable.

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      (b)  Mr. Schell has the sole power to vote and dispose of 30,000 shares of
      Common Stock, all of which shares underlie options which have not yet been exercised but which are currently exercisable.


      (c) On November 19, 1996, Mr. Schell entered into a Stock Purchase Agreement with Suncom Communications, L.L.C. ("Suncom") to sell 597,986 shares of Company Common Stock for cash consideration of $6.27 per share. The transactions contemplated by the Stock Purchase Agreement were consummated on May 30, 1997.

      (d)  Not Applicable

      (e) On May 30, 1997, Mr. Schell ceased to be the beneficial owner of more than five percent of the Company's common stock as a result of the consummation of the transactions contemplated by the Stock Purchase Agreement described in (c) above.


Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.


      Mr. Schell has granted an Irrevocable Proxy to Suncom to vote his shares of Audio Common Stock (i) for a bylaw amendment which would increase the size of the Company's Board of Directors from eight to nine and (ii) in favor of Suncom's nominees to the Company's Board of Directors.


Item 7.  Material to be Filed as Exhibits.

      99.1: Stock Purchase Agreement dated as of November 19, 1996 between Suncom Communications, L.L.C. and A.J. Schell (incorporated by reference from
Schedule 13D filed on December 31, 1996).

      99.2  Irrevocable Proxy dated as of May 30, 1997.

                                       4
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                                   Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June    , 1997
--------------
Date

/s/ A.J. Schell
-----------------
Signature

A.J. Schell
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Name

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